SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934


                                  Premcor Inc.
           -----------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
           -----------------------------------------------------------
                         (Title of Class of Securities)


                                   74045Q 10 4
           -----------------------------------------------------------
                                 (CUSIP Number)


                            Donald P. de Brier, Esq.
                        Occidental Petroleum Corporation
                            10889 Wilshire Boulevard
                          Los Angeles, California 90024
                                 (310) 208-8800
           -----------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  June 6, 2002
           -----------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-1(f) or 13d-1(g), check the following box [ ]


                               Page 1 of 20 Pages

                              CUSIP No. 74045Q 10 4
                                        -----------


(1)  Names of reporting persons.                            Occidental Petroleum
                                                            Corporation
     I.R.S. Identification Nos. of above persons            95-4035997
     (entities only).

(2)  Check the appropriate box if a member of a group       (a)

     (see instructions)                                     (b)

(3)  SEC use only.

(4)  Source of funds (see instructions).                    OO

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

(6)  Citizenship or place of organization.                  Delaware

Number of shares beneficially owned by each reporting person with:

     (7)  Sole voting power.                                1,633,636

     (8)  Shared voting power.                              6,101,010

     (9)  Sole dispositive power.                           1,633,636

     (10) Shared dispositive power.                         6,101,010

(11) Aggregate amount beneficially owned by each            7,734,646
     reporting person

(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions).

(13) Percent of class represented by amount in Row          13.5%
     (11).

(14) Type of reporting person (see instructions).           CO


                               Page 2 of 20 Pages

                              CUSIP No. 74045Q 10 4
                                        -----------


(1)  Names of reporting persons.                            Occidental C.O.B.
                                                            Partners
     I.R.S. Identification Nos. of above persons            73-1484588
     (entities only).

(2)  Check the appropriate box if a member of a group       (a)

     (see instructions)                                     (b)

(3)  SEC use only.

(4)  Source of funds (see instructions).                    OO

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

(6)  Citizenship or place of organization.                  Delaware

Number of shares beneficially owned by each reporting person with:

     (7)  Sole voting power.

     (8)  Shared voting power.                              6,101,010

     (9)  Sole dispositive power.

     (10) Shared dispositive power.                         6,101,010

(11) Aggregate amount beneficially owned by each            6,101,010
     reporting person

(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions).

(13) Percent of class represented by amount in Row          10.6%
     (11).

(14) Type of reporting person (see instructions).           PN


                               Page 3 of 20 Pages

                              CUSIP No. 74045Q 10 4
                                        -----------


(1)  Names of reporting persons.                            Placid Oil Company
     I.R.S. Identification Nos. of above persons            72-0395174
     (entities only).

(2)  Check the appropriate box if a member of a group       (a)

     (see instructions)                                     (b)

(3)  SEC use only.

(4)  Source of funds (see instructions).                    OO

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

(6)  Citizenship or place of organization.                  Delaware

Number of shares beneficially owned by each reporting person with:

     (7)  Sole voting power.

     (8)  Shared voting power.                              6,101,010

     (9)  Sole dispositive power.

     (10) Shared dispositive power.                         6,101,010

(11) Aggregate amount beneficially owned by each            6,101,010
     reporting person

(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions).

(13) Percent of class represented by amount in Row          10.6%
     (11).

(14) Type of reporting person (see instructions).           CO


                               Page 4 of 20 Pages

                              CUSIP No. 74045Q 10 4
                                        -----------


(1)  Names of reporting persons.                            OXY USA Inc.
     I.R.S. Identification Nos. of above persons            73-1166880
     (entities only).

(2)  Check the appropriate box if a member of a group       (a)

     (see instructions)                                     (b)

(3)  SEC use only.

(4)  Source of funds (see instructions).                    OO

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

(6)  Citizenship or place of organization.                  Delaware

Number of shares beneficially owned by each reporting person with:

     (7)  Sole voting power.

     (8)  Shared voting power.                              6,101,010

     (9)  Sole dispositive power.

     (10) Shared dispositive power.                         6,101,010

(11) Aggregate amount beneficially owned by each            6,101,010
     reporting person

(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions).

(13) Percent of class represented by amount in Row          10.6%
     (11).

(14) Type of reporting person (see instructions).           CO


                               Page 5 of 20 Pages

                              CUSIP No. 74045Q 10 4
                                        -----------


(1)  Names of reporting persons.                            Occidental Oil and
                                                            Gas Holding
                                                            Corporation
     I.R.S. Identification Nos. of above persons            95-2864974
     (entities only).

(2)  Check the appropriate box if a member of a group       (a)

     (see instructions)                                     (b)

(3)  SEC use only.

(4)  Source of funds (see instructions).                    OO

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

(6)  Citizenship or place of organization.                  California

Number of shares beneficially owned by each reporting person with:

     (7)  Sole voting power.

     (8)  Shared voting power.                              6,101,010

     (9)  Sole dispositive power.

     (10) Shared dispositive power.                         6,101,010

(11) Aggregate amount beneficially owned by each            6,101,010
     reporting person

(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions).

(13) Percent of class represented by amount in Row          10.6%
     (11).

(14) Type of reporting person (see instructions).           CO


                               Page 6 of 20 Pages

                              CUSIP No. 74045Q 10 4
                                        -----------


(1)  Names of reporting persons.                            Occidental Petroleum
                                                            Investment Co.
     I.R.S. Identification Nos. of above persons            95-2584267
     (entities only).

(2)  Check the appropriate box if a member of a group       (a)

     (see instructions)                                     (b)

(3)  SEC use only.

(4)  Source of funds (see instructions).                    OO

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

(6)  Citizenship or place of organization.                  California

Number of shares beneficially owned by each reporting person with:

     (7)  Sole voting power.

     (8)  Shared voting power.                              6,101,010

     (9)  Sole dispositive power.

     (10) Shared dispositive power.                         6,101,010

(11) Aggregate amount beneficially owned by each            6,101,010
     reporting person

(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions).

(13) Percent of class represented by amount in Row          10.6%
     (11).

(14) Type of reporting person (see instructions).           PN


                               Page 7 of 20 Pages

ITEM 1.  SECURITY AND ISSUER.

Title of class of equity security:           Common Stock

Issuer:                                      Premcor Inc.

Address of principal executive offices:      1700 East Putnam Street, Suite 500
                                             Old Greenwich, Connecticut 06870


ITEM 2.  IDENTITY AND BACKGROUND.

Occidental Petroleum Corporation ("Occidental"):
------------------------------------------------

     state of organization:        Delaware

     principal business:           engaged, through its subsidiaries and
                                   affiliates, in the production, development and marketing of natural resources and chemicals

     principal business address:   10889 Wilshire Boulevard
                                   Los Angeles, California 90024

Occidental C.O.B. Partners ("OXY Partners"):
--------------------------------------------

     state of organization:        Delaware

     principal business:           general partnership, formed to engage in
                                   buying, selling, delivering and dealing in crude oil, and in any and all lawful activities directly or indirectly related or incidental to that business

     principal business address:   110 West 7th Street
                                   P.O. Box 300
                                   Tulsa, Oklahoma 74102

Placid Oil Company ("Placid"):
------------------------------

     state of organization:        Delaware

     principal business:           oil and gas exploration and production in the
                                   United States Gulf Coast, Canada and the
                                   Netherlands

     principal business address:   10889 Wilshire Boulevard
                                   Los Angeles, California 90024


                               Page 8 of 20 Pages

OXY USA Inc. ("OXY USA"):
-------------------------

     state of organization:        Delaware

     principal business:           domestic oil and gas exploration and
                                   production

     principal business address:   5 Greenway Plaza
                                   Houston, Texas 77046

Occidental Oil and Gas Holding Corporation ("OOGHC"):
-----------------------------------------------------

     state of organization:        California

     principal business:           holding company for oil and gas entities

     principal business address:   10889 Wilshire Boulevard
                                   Los Angeles, California 90024

Occidental Petroleum Investment Co. ("OPIC"):
---------------------------------------------

     state of organization:        California

     principal business:           holding company

     principal business address:   10889 Wilshire Boulevard
                                   Los Angeles, California 90024


     The name, business address and current principal occupation or employment of each of the executive officers and directors of Occidental, Placid, OXY USA, OOGHC, and OPIC (collectively, the "Companies") are set forth below. Unless otherwise indicated, the business address of each such person is 10889 Wilshire Boulevard, Los Angeles, California 90024. All such persons listed below are citizens of the United States except Mr. Syriani, who is a citizen of Lebanon; Dr. Segovia, who is a citizen of Colombia; and Mr. Feick, who is a citizen of Canada. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with Occidental. Directors of Occidental are identified by an asterisk (*).

Name and Business Address             Present Principal Occupation or Employment
-------------------------             ------------------------------------------

Ray R. Irani*                         Chairman of the Board and Chief Executive
                                      Officer of Occidental

Dale R. Laurance*(4)                  President of Occidental; Chairman of the
                                      Board, President and Chief Executive
                                      Officer of OOGHC

Ronald W. Burkle*                     Managing Partner and majority owner of The
9130 West Sunset Boulevard            Yucaipa Companies
Los Angeles, California 90069


                               Page 9 of 20 Pages

Name and Business Address             Present Principal Occupation or Employment
-------------------------             ------------------------------------------

John S. Chalsty*                      Senior Advisor, Credit Suisse First Boston
11 Madison Avenue
New York, New York 10010

Edward P. Djerejian*                  Director, James A. Baker III Institute for
Rice University, MS-40                Public Policy
6100 Main Street
Houston, Texas 77005-1892

John E. Feick*                        President and Chief Executive Officer of
230, 319-2nd Avenue, SW               Matrix Solutions, Inc.
Calgary, Alberta, Canada T2P OC5

Irvin W. Maloney*                     Retired Chairman and Chief Executive
                                      Officer, Dataproducts Corporation

Rudolfo Segovia*                      Member of Executive Committee of
Carrera 9A No. 99-02 OF. 1001         Inversiones Sanford
Santafe de Bogota, D.C. Colombia

Aziz D. Syriani*                      President and Chief Operating Officer of
505 Park Avenue - 11th Floor          The Olayan Group
New York, New York 10022

Rosemary Tomich*                      Owner of the Hope Cattle Company and the
                                      A.S. Tomich Construction Company; Chairman of the Board of Directors and Chief
                                      Executive Officer, Livestock Clearing,
                                      Inc.

Stephen I. Chazen                     Chief Financial Officer and Executive Vice
                                      President - Corporate Development of
                                      Occidental; Executive Vice President of
                                      Placid; Executive Vice President of OXY
                                      USA; Executive Vice President of OOGHC

Donald P. de Brier                    Executive Vice President, Secretary and
                                      General Counsel of Occidental

Richard W. Hallock                    Executive Vice President - Human Resources
                                      of Occidental

J. Roger Hirl                         Executive Vice President of Occidental
5005 LBJ Freeway
Dallas, Texas 75244


                              Page 10 of 20 Pages

Name and Business Address             Present Principal Occupation or Employment
-------------------------             ------------------------------------------

John W. Morgan (1)(2)                 Executive Vice President - Operations of
                                      Occidental; President of Placid; President of OXY USA; Executive Vice President -
                                      Worldwide Production of OOGHC; Vice
                                      President of OPIC

S. P. Dominick, Jr.                   Vice President and Controller of
                                      Occidental; Vice President and Controller of OPIC

J. R. Havert                          Vice President and Treasurer of
                                      Occidental; Vice President and Treasurer of Placid; Vice President and Treasurer of
                                      OXY USA; Vice President and Treasurer of
                                      OOGHC; Vice President and Treasurer of
                                      OPIC

Kenneth J. Huffman                    Vice President - Investor Relations of
                                      Occidental

Anthony R. Leach                      Vice President - Finance of Occidental;
                                      President of OPIC

Robert M. McGee                       Vice President of Occidental

Lawrence P. Meriage                   Vice President - Communications and Public
                                      Affairs of Occidental; Vice President -
                                      Communications and Public Affairs of OOGHC

Donald L. Moore                       Vice President and Chief Information
5 East Greenway Plaza                 Officer of Occidental
Houston, Texas 77046-0504

R. Casey Olson                        Vice President of Occidental; Executive
5 East Greenway Plaza                 Vice President - Business Development of
Houston, Texas 77046-0504             Placid; Executive Vice President of OXY
                                      USA; Executive Vice President of OOGHC

Richard A. Swan                       Vice President - Health, Environment and
                                      Safety of Occidental

Aurmond A. Watkins, Jr.               Vice President - Tax of Occidental; Vice
                                      President of OXY USA

Jim A. Leonard (1)(2)(3)(4)           Senior Assistant Controller of Occidental;
                                      Senior Vice President - Finance of Placid;
                                      Senior Vice President - Finance of OXY
                                      USA; Senior Vice President - Finance of
                                      OOGHC


                              Page 11 of 20 Pages

Name and Business Address             Present Principal Occupation or Employment
-------------------------             ------------------------------------------

Michael L. Preston (1)(2)(3)          Vice President and General Counsel of
                                      OOGHC; Vice President and General Counsel of Placid; Vice President and General
                                      Counsel of OXY USA

John M. Winterman                     Executive Vice President - Worldwide
5 East Greenway Plaza                 Exploration and Business Development of
Houston, Texas 77046-0504             OOGHC; Executive Vice President -
                                      Exploration of Placid; Executive Vice
                                      President - Worldwide Exploration of OXY
                                      USA

James S. Lyerly                       Senior Vice President - Financial Planning
                                      and Analysis of OOGHC; Senior Vice
                                      President - Financial Planning and
                                      Analysis of Placid; Senior Vice President
                                      - Financial Planning and Analysis of OXY
                                      USA

D. Bradley Childers                   Vice President - International Business
5 East Greenway Plaza                 Development of OOGHC; Vice President -
Houston, Texas 77046-0504             Business Development of Placid; Vice
                                      President - Business Development of OXY
                                      USA

Jo Ellen Drisko                       Vice President - Asset Management of OXY
2480 Fortune Drive, Suite 300         USA; Vice President - Asset Management of
Lexington, Kentucky 40509             Placid

D. Nathan Meehan                      Vice President - Engineering and Technical
5 East Greenway Plaza                 Services of OOGHC; Vice President -
Houston, Texas 77046-0504             Engineering of Placid; Vice President -
                                      Engineering of OXY USA

Patrick Oenbring                      Vice President - Permian Basin of OXY USA;
580 Westlake Park Boulevard           Vice President - Permian Basin of Placid
Houston, Texas 77079

Paul A. Parsons                       Vice President - Finance of Placid
580 Westlake Park Boulevard
Houston, Texas 77079

Linda S. Peterson (4)                 Assistant Secretary of Occidental; Vice
                                      President and Secretary of Placid; Vice
                                      President and Secretary of OXY USA; Vice
                                      President and Secretary of OOGHC;
                                      Assistant Secretary of OPIC

Stephen J. Pettit                     Assistant Secretary of OXY USA; Assistant
580 Westlake Park Boulevard           Secretary and Vice President of Placid
Houston, Texas 77079


                              Page 12 of 20 Pages

Name and Business Address             Present Principal Occupation or Employment
-------------------------             ------------------------------------------

Damir Vrcek                           Vice President of OXY USA; Vice President
5 East Greenway Plaza                 of Placid
Houston, Texas 77046-0504

Antonio D'Amico                       Vice President and General Counsel of
                                      OOGHC

Peter G. Vincent                      Vice President - Human Resources of OOGHC

John W. Alden (4)                     Assistant Treasurer and Assistant
                                      Secretary of Occidental; Vice President
                                      and Secretary of OPIC

------------------
(1)      Director of Placid
(2)      Director of OXY USA
(3)      Director of OOGHC
(4)      Director of OPIC


     During the last five years none of the Companies or the natural persons named above (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) (b) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On June 6, 2002, pursuant to a Warrant Exercise and Share Exchange Agreement, dated as of April 26, 2002 (the "Exercise and Exchange Agreement"), by and among Occidental Petroleum corporation ("Occidental") Oxy C.O.B.Partners, a Delaware general partnership ("Oxy Partners"), Blackstone Capital Partners III Merchant Banking Fund L.P., a Delaware limited partnership, Blackstone Offshore Capital Partners III L.P., a Delaware limited partnership, Blackstone Family Investment Partnership III L.P., a Delaware limited partnership, Premcor and Sabine River Holding Corp., a Delaware corporation ("Sabine") and a majority-owned subsidiary of Premcor, Occidental exchanged 681,818 shares of the Common Stock of Sabine for 1,363,636 shares of Premcor Common Stock.

     The remaining 6,371,010 shares of Premor Common Stock held by Occidental and its affiliate, Oxy Partners, were acquired from Premcor in a series of transactions beginning in 1995 prior to Premcor becoming a publicly traded company.


                              Page 13 of 20 Pages

ITEM 4.  PURPOSE OF TRANSACTION.

     Directly and through Oxy Partners, Occidental currently holds its Premcor Shares for investment purposes only with a view toward maximizing long-term shareholder value for Occidental's shareholders and not for the purpose of controlling Premcor.

     Other than as set forth in Item 6 of this Schedule 13 D, Occidental currently has no plans which relate to or would result in or any of the actions listed in clauses (a) through (j) of Item 4 of Schedule 13D. However, Occidental reviews and analyzes on a continuing basis its investments in each of its subsidiaries and other operations, including the Premcor Shares, in order to determine whether shareholder value for Occidental's shareholders is better served by holding those investments, increasing or disposing of or monetizing those investments or recapitalizing or otherwise restructuring those investments. With respect to the Premcor Shares, these reviews and analyses are based upon a variety of factors, including without limitation, the price of, and other market conditions relating to, the Premcor Shares, the investment return on the Premcor Shares, Premcor's business and prospects, other investment and business opportunities available to Occidental, general stock market and economic conditions, tax considerations and other factors deemed relevant.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a)  Occidental:         aggregate number of shares held:             7,734,646
     -----------         percentage of class:                             13.5%

     Oxy Partners:       aggregate number of shares held:             6,101,010
     -------------       percentage of class:                             10.6%

     Placid:             aggregate number of shares held:             6,101,010
     -------             percentage of class:                             10.6%

     OXY USA:            aggregate number of shares held:             6,101,010
     --------            percentage of class:                             10.6%

     OOGHC:              aggregate number of shares held:             6,101,010
     ------              percentage of class:                             10.6%

     OPIC:               aggregate number of shares held:             6,101,010
     -----               percentage of class:                             10.6%

(b)  Occidental:         sole power to vote or direct the vote:                 1,633,636
     -----------         shared power to vote or direct the vote:               6,101,010
                         sole power to dispose or direct the disposition:       1,633,636
                         shared power to dispose or direct the disposition:     6,101,010


                              Page 14 of 20 Pages


     Oxy Partners:       sole power to vote or direct the vote:                         0
     -------------       shared power to vote or direct the vote:               6,101,010
                         sole power to dispose or direct the disposition:               0
                         shared power to dispose or direct the disposition:     6,101,010

     Placid:             sole power to vote or direct the vote:                         0
     -------             shared power to vote or direct the vote:               6,101,010
                         sole power to dispose or direct the disposition:               0
                         shared power to dispose or direct the disposition:     6,101,010

     OXY USA:            sole power to vote or direct the vote:                         0
     --------            shared power to vote or direct the vote:               6,101,010
                         sole power to dispose or direct the disposition:               0
                         shared power to dispose or direct the disposition:     6,101,010

     OOGHC:              sole power to vote or direct the vote:                         0
     ------              shared power to vote or direct the vote:               6,101,010
                         sole power to dispose or direct the disposition:               0
                         shared power to dispose or direct the disposition:     6,101,010

     OPIC:               sole power to vote or direct the vote:                         0
     -----               shared power to vote or direct the vote:               6,101,010
                         sole power to dispose or direct the disposition:               0
                         shared power to dispose or direct the disposition:     6,101,010

(c) On April 29, 2002, as part of a reorganization of Premcor, and pursuant to a Warrant Exercise and Share Exchange Agreement, dated as of April 26, 2002 (the "Exercise and Exchange Agreement"), by and among Occidental Oxy Partners, Blackstone Capital Partners III Merchant Banking Fund L.P., a Delaware limited partnership, Blackstone Offshore Capital Partners III L.P., a Delaware limited partnership, Blackstone Family Investment Partnership III L.P., a Delaware limited partnership, Premcor and Sabine, Occidental exercised a warrant to acquire 30,00 shares of the Common Stock of Sabine for an aggregate exercise price of $2,700 (two thousand seven hundred dollars), and exchanged the shares so acquired for 270,000 shares of the Common Stock of Premcor. Occidental also agreed to exchange its 681,818 shares of the Common Stock of Sabine for 1,363,636 shares of Premcor Common Stock if Premcor at some future date completed a restructuring of the debt with respect to the Port Arthur coking unit (the "PACC Restructuring"). In addition, on that date, Oxy Partners exchanged its 6,101,010 shares of Class F Common Stock for 6,101,010 shares of Common Stock.

     On June 6, 2002, Premcor completed the PACC Restructuring and Occidental exchanged its Sabine shares for 1,363,636 shares of Premcor Common Stock.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Pursuant to the Second Amended and Restated Stockholders' Agreement, dated as of November 3, 1997 (the "Amended Stockholders' Agreement"), between Oxy Partners and


                              Page 15 of 20 Pages

Premcor, which by the terms of Exercise and Exchange Agreement became applicable to the Premcor Shares acquired by Occidental upon Exchange of its Sabine Shares, the Premcor Shares held by Occidental and its affiliates are not transferable except in compliance with the Amended Stockholders' Agreement. In addition, the Amended Stockholders' Agreement (i) provides that, so long as Occidental and its affiliates own at least 10% of the fully diluted shares of Premcor, Occidental has the right to designate one director for election to the board, (ii) gives Premcor a right of first refusal to acquire the shares in the event Occidental receives an offer from a third party to purchase the shares for cash or cash equivalents, and (iii) grants registration rights to Occidental if Premcor is a public company.

     Except for the Stockholders' Agreement, there are currently no other effective contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such person and any other person with respect to any securities of Premcor.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 1      Agreement Pursuant to Rule 13d-1(k)

     Exhibit 2 Second Amended and Restated Stockholders' Agreement, dated as of November 3, 1997, between Oxy Partners and Premcor, Inc.

     Exhibit 3 Form of Warrant Exercise and Share Exchange Agreement, dated as of April 26, 2002 (the "Exercise and Exchange Agreement"), by and among Occidental Oxy Partners, Blackstone Capital Partners III Merchant Banking Fund L.P., a Delaware limited partnership, Blackstone Offshore Capital Partners III L.P., a Delaware limited partnership, Blackstone Family Investment Partnership III L.P., a Delaware limited partnership, Premcor and Sabine


                              Page 16 of 20 Pages

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


June 17, 2002               OCCIDENTAL PETROLEUM CORPORATION


                            By:  /s/ STEPHEN I. CHAZEN
                               -------------------------------------------------
                               Name:  Stephen I. Chazen
                               Title: Chief Financial Officer and Executive Vice
                                      President - Corporate Development


                            OCCIDENTAL C.O.B. PARTNERS
                            by OXY USA Inc., its managing partner


                            By:  /s/ STEPHEN I. CHAZEN
                               -------------------------------------------------
                               Name:  Stephen I. Chazen
                               Title: Executive Vice President


                            PLACID OIL COMPANY


                            By:  /s/ STEPHEN I. CHAZEN
                               -------------------------------------------------
                               Name:  Stephen I. Chazen
                               Title: Executive Vice President


                            OXY USA INC.


                            By:  /s/ STEPHEN I. CHAZEN
                               -------------------------------------------------
                               Name:  Stephen I. Chazen
                               Title: Executive Vice President


                            OCCIDENTAL OIL AND GAS HOLDING CORPORATION


                            By:  /s/ STEPHEN I. CHAZEN
                               -------------------------------------------------
                               Name:  Stephen I. Chazen
                               Title: Executive Vice President


                              Page 17 of 20 Pages

                            OCCIDENTAL PETROLEUM INVESTMENT CO.


                            By:  /s/ J. R. HAVERT
                               -------------------------------------------------
                               Name:  J. R. Havert
                               Title: Vice President and Treasurer


                              Page 18 of 20 Pages